  Exhibit 99.2

CordovaCann Corp.
(Formerly LiveReel Media Corporation)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED MARCH 31, 2018 AND 2017

Prepared as at July 27, 2018

Index

Overview	3
Summary of Results	3
Number of Common Shares	6

Business Environment	7
Compliance with Applicable State Law	7
Risk Factors	8
Forward Looking Statements	23
Business Plan and Strategy	23

Results of Operations	24

Liquidity and Capital Resources	26
Working Capital	26
Key Contractual Obligations	29
Off Balance Sheet Arrangements	29

Transactions with Related Parties	29

Financial and Derivative Instruments	30

Critical Accounting Estimates	31

Evaluation of Disclosure Controls and Procedures	31

Outlook	31
Current Outlook	31

Public Securities Filings	31

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of CordovaCann Corp. (formerly LiveReel Media Corporation) for the three and nine months ended March 31, 2018 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and nine months ended March 31, 2018. The financial statements and the financial information herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The management discussion and analysis is prepared by management as at July 26, 2018.

In this report, the words “us”, “we” “our”, the “Company” and “CordovaCann” have the same meaning unless otherwise stated and refer to CordovaCann Corp. and its subsidiaries.

Overview

Summary of Results

CordovaCann Corp. (formerly LiveReel Media Corporation) (the “Company” or “CordovaCann”) is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple U.S. jurisdictions. CordovaCann primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry. On January 3, 2018, the Company changed its name from LiveReel Media Corporation to CordovaCann Corp. The Company’s registered office is 333 Bay Street, Suite 1700, Toronto, ON, M5H 2R2.

On March 10, 2015, the Board, consisting of Michael Wekerle, Henry Kneis and Thomas Astles resigned as Directors of the Company and were replaced with Graham Simmonds, Ashish Kapoor and Henry J. Kloepper. Michael Wekerle resigned as Chief Executive Officer and was replaced by Graham Simmonds. Henry Kneis resigned as Chief Financial Officer and was replaced by Ashish Kapoor who was also appointed as Corporate Secretary.

On March 10, 2015, loans payable of $200,000 with accrued interest in the amount of $49,825 and other related party advances in the amount of $124,822 owing to Difference Capital Financial Inc., were fully settled with the issuance of $374,647 in related party notes payable (the “Notes Payable”) to new entities related to the Company at the time of the transaction. The Notes Payable were unsecured, accrued interest at 12% per annum and were due on demand.

On September 22, 2017, Graham Simmonds resigned as Chief Executive Officer and was replaced by Thomas (Taz) M. Turner, Jr.

On September 22, 2017, $330,966 of the Notes Payable and $53,089 of amounts due to related parties were settled by a shareholder of the Company resulting in a loan due to the shareholder in the total amount of $384,055 (the “Shareholder Loan”). The Shareholder Loan was unsecured, interest free and was due on demand.

On October 19, 2017, the $384,055 owing on the Shareholder Loan was fully settled with the issuance of 7,681,110 Common Shares of the Company.

On November 22, 2017, the Company held its annual and special meeting of the shareholders (the “Meeting”). At the Meeting, shareholders voted in favour of all of the matters submitted before the meeting as further set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20, 2017, which included: (i) an ordinary resolution to adopt a new rolling Option Plan not to exceed ten percent (10%) of the Common Shares of the Company, outstanding at the time of the granting of options; (ii) a special resolution approving the amendment of the Company’s articles of incorporation to change the name of the Company to “CordovaCann Corp.” or to such other name as may be approved by the Board of Directors, without further approval of the shareholders; and (iii) a special resolution authorizing the Board of Directors, in their sole and complete discretion, to authorize and effect a consolidation of all of the issued and outstanding Common Shares of the Company on the basis of a ratio up to five (5) pre-consolidated Common Shares for one (1) post-consolidated Common Share. The name change took effect on January 3, 2018 and the consolidation is still being reviewed by the Board of Directors.

Furthermore, at the Meeting, the shareholders elected Graham Simmonds, Henry J. Kloepper, Thomas (Taz) M. Turner, Jr., Ashish Kapoor, Nathan Nienhuis and Eric Lowy to serve as Directors of the Company until the next annual shareholders meeting of the Company.

On January 16, 2018, the Company incorporated CordovaCann Holdings, Inc., a wholly-owned Delaware corporation (“CordovaCann USA”) to act as the Company’s parent holding company in the United States.

On January 17, 2018, the Company incorporated Cordova CO Holdings, LLC, a Colorado limited liability company (“Cordova CO”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Colorado.

On February 26, 2018, the Company incorporated Cordova OR Holdings, LLC, an Oregon limited liability Company (“Cordova OR”), as a wholly-owned subsidiary of CordovaCann USA to act as the Company’s primary operating subsidiary in the State of Oregon.

On April 3, 2018, the Company changed the name of its wholly-owned Ontario-based subsidiary from “LiveReel Productions Corporation” to “CordovaCann Holdings Canada, Inc.” (“CordovaCann Canada”) to act as the Company’s primary operating subsidiary in Canada.

On May 17, 2018, Graham Simmonds resigned as a Director of the Company and Thomas (Taz) M. Turner, Jr. replaced Mr. Simmonds as Chairman of the Company. Furthermore, the Board of Directors also appointed Nathan Nienhuis to serve as the Company’s Chief Operating Officer.

Transaction Summaries

Summary of Colorado Transaction

On January 18, 2018, Cordova CO, entered into a license agreement with Clearview Industries, LLC, a Colorado limited liability company (“Clearview Industries”), which holds a Medical and Retail Infused Product license issued by Colorado’s Marijuana Enforcement Division. Under the terms of the license agreement, Cordova CO granted Clearview Industries a limited, non-exclusive, non-transferable license to utilize certain technology, standard operating procedures and other intellectual property of CordovaCann (the “Intellectual Property”) for the purpose of manufacturing, packaging and distributing cannabis infused products for consumption in the State of Colorado and in accordance with the laws of the State of Colorado. Under the license agreement, Cordova CO shall receive 29% of the gross profits generated by any products produced and sold by Clearview Industries utilizing the Intellectual Property. The license agreement has an initial term of five (5) years. Furthermore, Cordova CO has also purchased assets from Clearview Industries in the aggregate sum of USD $66,681 which Cordova CO leases back to Clearview Industries under a master equipment lease, with lease payments to be received monthly. CordovaCann is in discussions to provide consulting services to Clearview Industries to assist in initiatives, including, but not limited to, production and processing facility design, product formulation and packaging consulting (the “Consulting Services”).

Summary of Oregon Transaction

On April 4, 2018, Cordova OR acquired a membership interest in cannabis-related assets utilized by Farms of the Future, Inc., an Oregon corporation (“FOTF”), which holds a Mixed Use Tier II Production License issued by the Oregon Liquor Control Commission. The assets include six (6) acres of real estate in Clackamas County, a 3,400 square foot cultivation facility, related equipment used in cannabis production, and intellectual property utilized in connection with FOTF’s cannabis business (the “Oregon Assets”). Under the transaction, Cordova OR acquired a 27.5% membership interest in Cordova OR Operations, LLC (“Cordova OR Operations”) for USD $400,000 and has agreed to contribute an additional USD $1,050,000 on or before April 3, 2019 to acquire the remaining 72.5% membership interest in Cordova OR Operations which has full and clear title to the Oregon Assets. Under an equipment lease and a lease agreement, Cordova OR Operations leases the Oregon Assets to FOTF, with lease payments to be received monthly. CordovaCann is in discussions to provide additional Consulting Services to FOTF. Furthermore, Cordova OR can provide additional capital to Cordova OR Operations to purchase additional assets that will also be utilized by FOTF to expand its operations to 36,000 square feet of cultivation and to add a processing facility on the premises. As at the date of this Listing Statement, Cordova OR has provided USD $260,100 towards acquiring such additional assets.

Summary of the Proposed Transaction in Nevada

On February 1, 2018, CordovaCann entered into a letter of intent with Forever Green, LLC, a Nevada limited liability company (“Forever Green”), which holds a Medical Marijuana Establishment license issued by the Nevada State Department of Taxation. Under the terms of the letter of intent, CordovaCann will license certain Intellectual Property to Forever Green so that Forever Green may manufacture, package, and distribute cannabis-infused end products for recreational use in the State of Nevada in accordance with state and local laws. CordovaCann will receive a royalty and/or packaging and labeling fees from the sale of products that utilize CordovaCann’s Intellectual Property. CordovaCann and Forever Green are currently in the process of negotiating definitive agreements to formalize the terms of the transaction. CordovaCann is also in discussions to provide Forever Green with financing for working capital and growth plans as well as to provide certain Consulting Services to Forever Green.

Summary of the Proposed California Transaction

On March 7, 2018, CordovaCann entered into a memorandum of understanding with Humboldt Healthcare, LLC (“Humboldt Healthcare”), which grants CordovaCann exclusivity on a transaction to acquire a majority stake in the real estate and intellectual property assets owned by Humboldt Healthcare and utilized by Humboldt Healthcare in connection with the recreational cannabis market in the state of California (the “Humboldt Healthcare Assets”). The real estate is located in Humboldt County, California and would allow for over 100,000 square feet of canopy for cannabis production and processing. Under the terms of the memorandum of understanding, CordovaCann has agreed to pay Humboldt Healthcare up to USD $100,000 for such exclusivity. This transaction would allow CordovaCann to purchase 100% of the Humboldt Healthcare Assets for USD $8,000,000, or to purchase 51% of the Humboldt Healthcare Assets for USD $4,080,000 with the remaining 49% interest continuing to be held by Humboldt Healthcare. If Humboldt Healthcare were to continue to hold an interest in the Humboldt Healthcare Assets, CordovaCann and Humboldt Healthcare would contribute to and operate the Humboldt Healthcare Assets under a joint venture structure. The exclusivity period to affect the transaction has a duration of ninety (90) days, but may be extended for an additional thirty (30) days if mutually agreed to by CordovaCann and Humboldt Healthcare.

Selected Financings

On October 19, 2017 and pursuant to a debt conversion agreement, CordovaCann issued 7,681,110 Common Shares and fully settled $384,055 owing to a creditor at a price of $0.05 per Common Share.

On December 14, 2017 and in connection with a private placement, CordovaCann issued 5,532,500 Common Shares at a price of $0.10 per Common Share for total gross proceeds of $553,250, of which $533,250 was received in cash and $20,000 was issued as consideration for services provided pursuant to a consulting agreement.

On March 12, 2018 and in connection with a private placement, CordovaCann issued 890,074 Common Shares at a price of USD $0.84 per Common Share for total gross proceeds of USD $747,662.

On June 12, 2018 and in connection with a private placement, CordovaCann issued 2,390,800 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $3,586,196, of which USD $3,383,696 was received in cash and USD $202,500 was issued as consideration for services provided pursuant to consulting arrangements.

On June 15, 2018 and in connection with a private placement, CordovaCann issued 20,000 Common Shares at a price of USD $1.50 per Common Share for total gross proceeds of USD $30,000, all of which was issued as consideration for services provided pursuant to a consulting arrangement.

The following table summarizes financial information for the 3rd quarter of fiscal 2018 and the preceding seven quarters:

Quarter Ended	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
	2018	2017	2017	2017	2017	2016	2016	2016
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Gain (Loss) from continuing operations	(1,888,082)	(811,491)	(24,801)	(27,150)	(20,962)	(19,391)	(20,902)	1,492(1)
Net loss per share – basic and diluted	0.051	0.026	0.001	0.001	0.001	0.001	0.001	0.000

(1)
The gain recorded during the three months ended June 30, 2016 is the result of the reversal of an over accrual of expenses.

Refer to the Results of Operations section for further analysis of income and expenses during the three and nine month periods ended March 31, 2018.

Number of Common Shares

There were 37,625,428 common shares of the Company (the “Common Shares”) issued and outstanding as at March 31, 2018 and 40,036,228 Common Shares issued and outstanding as at July 25, 2018, being the date of this report. There were 1,750,000 options and 6,650,000 warrants issued and outstanding as of March 31, 2018 and July 25, 2018.

Approximately 32,921,424 of the Common Shares issued are subject to resale restrictions under U.S. securities laws.

Business Environment

Compliance with Applicable State Law

Each licensee of the Intellectual Property complies with applicable U.S. state licensing requirements as follows: (1) each licensee is licensed pursuant to applicable U.S. state law to cultivate, possess and/or distribute cannabis in such state; (2) renewal dates for such licenses are docketed by legal counsel and/or other advisors; (3) random internal audits of the licensee’s business activities are conducted by the applicable state regulator and by the respective investee to ensure compliance with applicable state law; (4) each employee is provided with an employee handbook that outlines internal standard operating procedures in connection with the cultivation, possession and distribution of cannabis to ensure that all cannabis inventory and proceeds from the sale of such cannabis are properly accounted for and tracked, using scanners to confirm each customer’s legal age and the validity of each customer’s drivers’ license; (5) each room that cannabis inventory and/or proceeds from the sale of such inventory enter is monitored by video surveillance; (6) software is used to track cannabis inventory from seed-to-sale; and (7) each licensee is contractually obligated to comply with applicable state law in connection with the cultivation, possession and/or distribution of cannabis. CordovaCann’s U.S. legal counsel reviews, from time to time, the licenses and documents referenced above in order to confirm such information and identify any deficiencies.

Colorado’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352 (Revised) – Issuers with U.S. Marijuana-Related Activities) (“Staff Notice 51-352”), the assets and interests held by CordovaCann in Colorado are classified as “ancillary” involvement in the U.S. cannabis industry.

Colorado authorized the cultivation, possession and distribution of cannabis by certain licensed Colorado cannabis businesses. The Colorado Marijuana Enforcement Division regulates Colorado’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Colorado’s cannabis regulatory program. CordovaCann only engages in transactions with Colorado cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Colorado in compliance with Colorado’s cannabis regulatory program. To the extent required by Colorado’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Colorado cannabis business. As of the date hereof, CordovaCann and Clearview Industries are in compliance with Colorado’s cannabis regulatory program.

Oregon’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests held by CordovaCann in Oregon are classified as “ancillary” involvement in the U.S. cannabis industry.

Oregon authorized the cultivation, possession and distribution of cannabis by certain licensed Oregon cannabis businesses. The Oregon Liquor Control Commission regulates Oregon’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Oregon’s cannabis regulatory program. CordovaCann only engages in transactions with Oregon cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Oregon in compliance with Oregon’s cannabis regulatory program. To the extent required by Oregon’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Oregon cannabis business. As of the date hereof, CordovaCann and Farms of the Future are in compliance with Oregon’s cannabis regulatory program.

Nevada’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests proposed to be held by CordovaCann in Nevada are classified as “ancillary” involvement in the U.S. cannabis industry.

Nevada authorized the cultivation, possession and distribution of cannabis by certain licensed Nevada cannabis businesses. The Nevada Department of Taxation regulates Nevada’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with Nevada’s cannabis regulatory program. CordovaCann only engages in transactions with Nevada cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in Nevada in compliance with Nevada’s cannabis regulatory program. To the extent required by Nevada’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such Nevada cannabis business. As of the date hereof, CordovaCann and Forever Green are in compliance with Nevada’s cannabis regulatory program.

California’s Cannabis Regulatory Environment

For the purposes of Staff Notice 51-352, the assets and interests contemplated to be held by CordovaCann in California are classified as “ancillary” involvement in the U.S. cannabis industry.

California authorized the cultivation, possession and distribution of cannabis by certain licensed California cannabis businesses. The California Bureau of Cannabis Control regulates California’s cannabis regulatory program. CordovaCann is advised by U.S. legal counsel and/or other advisors in connection with California’s cannabis regulatory program. CordovaCann only engages in transactions with California cannabis businesses that hold licenses that are in good standing to cultivate, possess and/or distribute cannabis in California in compliance with California’s cannabis regulatory program. To the extent required by California’s cannabis regulatory program, CordovaCann has fully disclosed and/or registered each financial interest CordovaCann holds in such California cannabis business. As of the date hereof, CordovaCann and Humboldt Healthcare are in compliance with California’s cannabis regulatory program.

Risk Factors

The following are certain risk factors relating to the business carried on by the Company that prospective holders of Company Shares should carefully consider.

Risks specifically related to the United States regulatory system.

The Company’s investments operate in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements.

The Company’s investments incur ongoing costs and obligations related to regulatory compliance. Failure to comply with regulations may result in additional costs for corrective measures, penalties or in restrictions of operations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments and, therefore, on the Company’s prospective returns. Further, the Company may be subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. Litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. A material adverse impact on our financial statements could also occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably capable of being estimated. The industry is subject to extensive controls and regulations which may significantly affect the financial condition of market participants. The marketability of any product may be affected by numerous factors that are beyond the control of the Company’s investments and which cannot be predicted, such as changes to government regulations, including those relating to taxes and other government levies which may be imposed. Changes in government levies, including taxes, could reduce the Company’s investments’ earnings and could make future capital investments or the Company’s investments’ operations uneconomic. The industry is also subject to numerous legal challenges, which may significantly affect the financial condition of market participants and which cannot be reliably predicted.

CordovaCann is expected to continue to derive a portion of its revenues from the cannabis industry in certain states of the United States, which industry is illegal under United States federal law. While the Company’s business activities are compliant with applicable state and local laws, such activities remain illegal under United States federal law. CordovaCann is involved in the cannabis industry in the United States where local and state laws permit such activities or provide limited defenses to criminal prosecutions. The enforcement of relevant laws is a significant risk.

Twenty-nine of the states in the United States have enacted comprehensive legislation to regulate the sale and use of medical cannabis. Notwithstanding the permissive regulatory environment of medical cannabis at the state level, cannabis continues to be categorized as a Schedule 1 controlled substance under the United States Controlled Substances Act of 1970. As such, cannabis-related practices or activities, including without limitation, the cultivation, manufacture, importation, possession, use or distribution of cannabis, are illegal under United States federal law. Strict compliance with state laws with respect to cannabis will neither absolve the Company of liability under United States federal law, nor will it provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may adversely affect the Company’s operations and financial performance.

Because of the conflicting views between state legislatures and the federal government of the United States regarding cannabis, investments in cannabis businesses in the United States are subject to inconsistent legislation, regulation, and enforcement. Unless and until the United States Congress amends the United States Controlled Substances Act with respect to cannabis or the Drug Enforcement Agency reschedules or de-schedules cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law, which would adversely affect the current and future investments of the Company in the United States. As a result of the tension between state and federal law, there are a number of risks associated with the Company’s existing and future investments in the United States.

For the reasons set forth above, the Company’s existing interests in the United States cannabis market may become the subject of heightened scrutiny by regulators, stock exchanges, clearing agencies and other authorities in Canada. It has been reported by certain publications in Canada that the Canadian Depository for Securities Limited may implement policies that would see its subsidiary, CDS Clearing and Depository Services Inc. (“CDS”), refuse to settle trades for cannabis companies that have investments in the United States. CDS is Canada’s central securities depository, clearing and settlement hub settling trades in the Canadian equity, fixed income and money markets. The TMX Group, the owner and operator of CDS, subsequently issued a statement on August 17, 2017 reaffirming that there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

On February 8, 2018, following discussions with the Canadian Securities Administrators (“CSA”) and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“TMX MOU”) with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties’ understanding of Canada’s regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to companies with cannabis-related activities in the United States. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed companies. As a result, there is no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange. The Company has obtained eligibility with the Depository Trust Company (“DTC”) for its Common Share quotation on the OTCQB and such DTC eligibility provides another possible avenue to clear Common Shares in the event of a CDS ban.

The activities of CordovaCann’s investments are, and will continue to be, subject to evolving regulation by governmental authorities. The Company’s investments are directly or indirectly engaged in the medical and recreational cannabis industry in the United States, where local state laws permit such activities, and in the legal medical cannabis industry in Canada, where recreational cannabis is not expected to be legalized until the Cannabis Act comes into force. The legality of the production, extraction, distribution and use of cannabis differs among each North American jurisdictions.

CordovaCann’s investments have been focused in four states that have legalized the medical and/or recreational use of cannabis, being California, Colorado, Nevada and Oregon. Over half of the U.S. states have enacted legislation to legalize and regulate the sale and use of medical cannabis. However, the U.S. federal government has not enacted similar legislation. As such, the cultivation, manufacture, distribution, sale and use of cannabis remains illegal under U.S. federal law.

Further, on January 4, 2018, U.S. Attorney General, Jeff Sessions, formally rescinded the standing DOJ federal policy guidance governing enforcement of marijuana laws, as set forth in a series of memos and guidance from 2009-2014, principally the Cole Memorandum. The Cole Memorandum generally directed U.S. Attorneys not to enforce the federal marijuana laws against actors who are compliant with state laws, provided enumerated enforcement priorities were not implicated. The rescission of this memo and other Obama-era prosecutorial guidance did not create a change in federal law as the Cole Memorandums were never legally binding; however, the revocation removed the DOJ’s guidance to U.S. Attorneys that state-regulated cannabis industries substantively in compliance with the Cole Memorandum’s guidelines should not be a prosecutorial priority. The federal government of the United States has always reserved the right to enforce federal law regarding the sale and disbursement of medical or recreational marijuana, even if state law sanctioned such sale and disbursement. Although the rescission of the above memorandums does not necessarily indicate that marijuana industry prosecutions are now affirmatively a priority for the DOJ, there can be no assurance that the federal government will not enforce such laws in the future.

Additionally, there can be no assurance that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. It is also important to note that local and city ordinances may strictly limit and/or restrict the distribution of cannabis in a manner that could make it extremely difficult or impossible to transact business in the cannabis industry. If the federal government begins to enforce federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing state laws are repealed or curtailed, the Company’s investments in such businesses would be materially and adversely affected notwithstanding the fact that the Company is not directly engaged in the sale or distribution of cannabis. Federal actions against any individual or entity engaged in the marijuana industry or a substantial repeal of marijuana related legislation could adversely affect the Company, its business and its investments.

In light of the political and regulatory uncertainty surrounding the treatment of U.S. cannabis-related activities, including the rescission of the Cole Memorandum discussed above, on February 8, 2018, the CSA published Staff Notice 51-352 setting out the CSA’s disclosure expectations for specific risks facing companies with cannabis-related activities in the United States. Staff Notice 51-352 confirms that a disclosure-based approach remains appropriate for companies with U.S. cannabis-related activities. Staff Notice 51-352 includes additional disclosure expectations that apply to all companies with U.S. cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as companies that provide goods and services to third parties involved in the U.S. cannabis industry. The Company views Staff Notice 51-352 favourably, as it provides increased transparency and greater certainty regarding the views of the exchanges and the regulators regarding the Company’s existing operations and strategic business plan as well as the Company’s ability to pursue further investments and opportunities in the United States.

The Company’s investments in the United States are subject to applicable anti-money laundering laws and regulations.

The Company is subject to a variety of laws and regulations domestically and in the United States that involve money laundering, financial recordkeeping and proceeds of crime, including the U.S. Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), as amended and the rules and regulations thereunder, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States and Canada. Further, under U.S. federal law, banks or other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be found guilty of money laundering, aiding and abetting, or conspiracy.

Despite these laws, FinCEN issued a memorandum on February 14, 2014 outlining the pathways for financial institutions to bank marijuana businesses in compliance with federal enforcement priorities. The FinCEN Memorandum states that in some circumstances, it is permissible for banks to provide services to cannabis-related businesses without risking prosecution for violation of federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to federal prosecutors relating to the prosecution of money laundering offenses predicated on cannabis-related violations of the United States Controlled Substances Act on the same day (the “2014 Cole Memo”). The 2014 Cole Memo has been rescinded as of January 4, 2018, along with the Cole Memorandum, removing guidance that enforcement of applicable financial crimes was not a DOJ priority.

Attorney General Sessions’ revocation of the Cole Memorandum and the 2014 Cole Memo has not affected the status of the FinCEN Memorandum, nor has the Department of the Treasury given any indication that it intends to rescind the FinCEN Memorandum itself. Though it was originally intended for the 2014 Cole Memo and the FinCEN Memorandum to work in tandem, the FinCEN Memorandum appears to remain in effect as a standalone document which explicitly lists the eight enforcement priorities originally cited in the rescinded Cole Memorandum. Although the FinCEN Memorandum remains intact, indicating that the Department of the Treasury and FinCEN intend to continue abiding by its guidance, it is unclear whether the current administration will continue to follow the guidelines of the FinCEN Memorandum.

The Company’s investments, and any proceeds thereof, are considered proceeds of crime due to the fact that cannabis remains illegal federally in the United States. This restricts the ability of the Company to declare or pay dividends, effect other distributions or subsequently repatriate such funds back to Canada. Furthermore, while the Company has no current intention to declare or pay dividends on its shares in the foreseeable future, the Company may decide or be required to suspend declaring or paying dividends without advance notice and for an indefinite period of time.

The Company’s investments in the United States may be subject to heightened scrutiny by Canadian authorities.

For the reasons set forth above, the Company’s existing investments in the United States, and any future investments, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

Although the TMX MOU has confirmed that there is currently no CDS ban on the clearing of securities of companies with cannabis-related activities in the United States, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of Common Shares to make and settle trades. In particular, the Common Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to effect a trade of the Common Shares through the facilities of a stock exchange.

Change in laws, regulations and guidelines.

Each investment’s current and proposed operations are subject to a variety of laws, regulations and guidelines, including, but not limited to, those relating to the manufacture, management, transportation, storage and disposal of cannabis, as well as laws and regulations relating to health and safety (including those for consumable products), the conduct of operations and the protection of the environment. These laws and regulations are broad in scope and subject to evolving interpretations. If any changes to such laws, regulations and guidelines occur, which are matters beyond the control of the Company, the Company may incur significant costs in complying with such changes or it may be unable to comply therewith, which in turn may result in a material adverse effect on the Company’s business, financial condition and results of operation. In addition, violations of these laws, or allegations of such violations, could disrupt certain aspects of the Company’s business plan and result in a material adverse effect on certain aspects of its planned operations.

Changes in regulations, more vigorous enforcement thereof, the imposition of restrictions on the Company’s ability to operate in the U.S. as a result of the federally illegal nature of cannabis in the U.S. or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on the business, results of operations and financial condition of the Company.

United States tax residence of the Company.

The Company, which is and will continue to be a Canadian corporation as of the date of this Listing Statement, generally would be classified as a non-United States corporation (and, therefore, as a non-United States tax resident) under general rules of United States federal income taxation. Section 7874 of the United States Tax Code, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for United States federal income tax purposes. The rules described in this paragraph are relatively new, their application is complex and there is little guidance regarding their application. Under section 7874 of the United States Tax Code, a corporation created or organized outside the United States (i.e., a non-United States corporation) will nevertheless be treated as a United States corporation for United States federal income tax purposes (such treatment is referred to as an “Inversion”) if each of the following three conditions are met (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the United States acquired corporation, and (iii) after the acquisition, the non-United States corporation’s expanded affiliated group does not have substantial business activities in the non-United States corporation’s country of organization or incorporation when compared to the expanded affiliated group’s total business activities (clauses (i) – (iii), collectively, the “Inversion Conditions”). For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States corporation owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

If the Company is treated as a United States corporation for United States federal income tax purposes under section 7874 of the United States Tax Code (which is considered likely, although no definitive determination of this matter has been reached, and no tax ruling has been sought or obtained in this regard), the Company would be considered a United States tax resident and subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Company is expected, regardless of any application of section 7874 of the United States Tax Code, to be treated as a Canadian resident Company (as defined in the Tax Act) for Canadian income tax purposes. As a result, if the Company is considered a United States corporation under section 7874, the Company would be subject to taxation both in Canada and the United States which could have a material adverse effect on its financial condition and results of operations. In addition, any distributions paid by the Company to a holder of Common Shares may be subject to United States withholding tax as well as any applicable Canadian withholding tax. A Non-United States Holder may also be subject to United States tax, including withholding tax, on disposition of its Common Shares.

Passive Foreign Investment Company.

There is a risk that the Company may, in the future, be construed as a passive foreign investment Company (“PFIC”). If the Company is a PFIC, its shareholders in the U.S. are likely subject to adverse U.S. tax consequences. Under U.S. federal income tax laws, if a Company is a PFIC for any year, it could have adverse U.S. federal income tax consequences to a U.S. shareholder with respect to its investment in the Company’s shares. The Company earns royalty and franchise revenue which may be treated as passive income unless the royalty and franchise revenue is derived in the active conduct of a trade or business. Assessing whether royalty or franchise revenue received by the Company and its subsidiaries is derived in the active conduct of a trade or business involves substantial factual and legal ambiguity. Based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Furthermore, because PFIC determinations are made annually, it is possible that the Company will meet the requirements to be treated as a PFIC in one or more years, but not meet such requirements in other years. U.S. shareholders should consult their own tax advisors regarding the potential adverse tax consequences to owning PFIC stock, and whether they are able to and should make any elections or take other actions to mitigate such potential adverse tax consequences.

If the Company is deemed to be an investment Company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”), it may be required to institute burdensome compliance requirements and its activities may be restricted.

The Company intends to conduct its operations so that it is not required to register as an investment Company under the Investment Company Act. Section 3(a)(1)(C) of the Investment Company Act defines an investment Company as any Company that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40.0% of the value of the Company’s total assets (exclusive of government securities and cash items) on an unconsolidated basis. However, any Company primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities is exempt from the requirements of the Investment Company Act under Section 3(b)(1).

If the Company is deemed to be an investment Company under the Investment Company Act, its activities may be restricted, including restrictions on the nature of the Company’s investments and restrictions on the issuance of securities. In addition, the Company may have imposed upon it burdensome requirements, including:

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registration as an investment Company;
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adoption of a specific form of corporate structure; and
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reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In sum, if the Company were to be characterized as an investment Company, the inability of the Company to satisfy such regulatory requirements, whether on a timely basis or at all, could, under certain circumstances, have a material adverse effect on the Company and its ability to continue pursuing its business plan could be limited.

The Company's Common Shares are considered to be penny stock, which may adversely affect the liquidity of its Common Shares.

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) define significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Additional financing.

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved.

The Company’s access to both public and private capital and its ability to access financing to support continuing operations and investments may be further restricted due to uncertainty and the changing nature of the marijuana regulatory environment in jurisdictions in which the Company operates.

Investments may be pre-revenue.

The Company may make investments in entities that have no significant sources of operating cash flow and no revenue from operations. As such, the Company’s investments are subject to risks and uncertainties including the risk that the Company’s investments will not be able to:

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implement or execute their current business plan, or create a business plan that is sound;
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maintain their anticipated management team; and/or
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raise sufficient funds in the capital markets or otherwise to effectuate their business plan.

If the Company’s investments cannot execute any one of the foregoing, their businesses may fail, which could have a materially adverse impact on the business, financial condition and operating results of the Company.

Lack of control over operations of investments.

The Company relies on its investments to execute on their business plans and to produce medical and/or recreational cannabis products, and holds contractual rights and minority equity interests relating to the operation of the Company’s investments. The operators of the Company’s investments have significant influence over the results of operations of the Company’s investments. Further, the interests of the Company and the operators of the Company’s investments may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company; (ii) take action contrary to the Company’s policies or objectives; (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations. In addition, payments may flow through the Company’s investments, and there is a risk of delay and additional expense in receiving such revenues. Failure to receive payments in a timely fashion, or at all, under the agreements to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely, in part, on the accuracy and timeliness of the information it receives from the Company’s investments, and use such information in its analyses, forecasts and assessments relating to its own business. If the information provided by investment entities to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives, or satisfy its reporting obligations, may be materially impaired.

Private companies and illiquid securities.

The Company may invest in securities of private companies. In some cases, the Company may be restricted by contract or generally by applicable securities laws from selling such securities for a period of time. Such securities may not have a ready market and the inability to sell such securities or to sell such securities on a timely basis or at acceptable prices may impair the Company’s ability to exit such investments when the Company considers it appropriate.

Unfavourable publicity or consumer perception.

The regulated cannabis industry in the United States and Canada is at an early stage of its development. The Company believes the medical and recreational cannabis industry is highly dependent on consumer perception regarding the safety and efficacy of recreational and medical cannabis. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of cannabis are mixed and evolving. Consumer perception can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for cannabis and on the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on the business of the Company. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consumer such products legally, appropriately or as directed.

Public opinion and support for medical and recreational cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Legalization of medical and recreational cannabis remains a controversial issue subject to differing opinions surrounding the level of legalization (for example, legalization of medical marijuana as opposed to legalization in general).

Limited operating history.

Since March 1997, when it was created by amalgamation, the Company has had no significant revenues or earnings from operations. The Company has operated at a loss to date and may continue to sustain operating losses for the foreseeable future. There is no assurance that the Company will ever be profitable. Therefore, it is difficult for investors to evaluate the Company’s operations and prospects which may increase the risks associated with an investment in the Company.

Although the Company expects to generate some revenues from its investments, many of the investments will only start generating revenues in future periods and, accordingly, the Company is therefore expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of the early stage of operations.

Competition.

The Company competes with other companies for financing and investment opportunities in the cannabis industry. Some of these companies may possess greater financial resources than the Company. Such competition may result in the Company being unable to enter into desirable strategic agreements or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its investments. Existing or future competition in the cannabis industry, including, without limitation, the entry of large multinational entities into the industry, could materially adversely affect the Company’s prospects for entering into additional agreements in the future. In addition, the Company currently competes with other cannabis streaming and royalty companies, some of which may possess greater financial resources than the Company.

There is potential that the Company will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and experience than the Company. Increased competition by larger and better financed competitors, including competitors to the Company’s investments, could materially and adversely affect the business, financial condition and results of operations of the Company. It is possible that larger competitors could establish price setting and cost controls which would effectively “price out” certain of the Company’s investments operating within and in support of the medical and recreational cannabis industry.

Because of the early stage of the industry in which the Company will operate, the Company expects to face additional competition from new entrants. To become and remain competitive, the Company will require research and development, marketing, sales and support. The Company may not have sufficient resources to maintain research and development, marketing, sales and support efforts on a competitive basis, which could materially and adversely affect the business, financial condition and results of operations of the Company.

Banking.

Since the production and possession of cannabis is currently illegal under U.S. federal law, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could materially and adversely affect the business of the Company.

Currency fluctuations.

CordovaCann’s revenues and expenses are expected to be primarily denominated in U.S. Dollars, and therefore may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. Dollar and the Canadian Dollar may have a material adverse effect on the Company’s business, financial condition and operating results. CordovaCann may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements; however, there can be no assurance that such a program will effectively mitigate currency risks.

Risks associated with strategic transactions.

As part of the Company’s overall business strategy, the Company intends to pursue select strategic acquisitions, leasing and lending transactions and licensing agreements which would provide additional product offerings, vertical integrations, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. The success of any such strategic transactions will depend, in part, on the ability of the Company to realize the anticipated benefits and synergies from integrating the Company’s investments into the businesses of the Company. Future strategic actions may expose it to potential risks, including risks associated with: (a) the integration of new operations, services and personnel; (b) unforeseen or hidden liabilities; (c) the diversion of resources from the Company’s existing business and technology; (d) potential inability to generate sufficient revenue to offset new costs; (e) the expenses of acquisitions; and (f) the potential loss of or harm to relationships with both employees and existing users resulting from its integration of new businesses. In addition, any proposed acquisitions may be subject to regulatory approval.

While the Company intends to conduct reasonable due diligence in connection with such strategic transactions, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of such companies for which the Company is not sufficiently indemnified. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. The Company could encounter additional transaction and integration related costs or other factors such as the failure to realize all of the benefits from the strategic actions. All of these factors could cause dilution to the Company’s earnings per share or decrease or delay the anticipated accretive effect of the transaction and cause a decrease in the market price of CordovaCann’s Common Shares.

Bankruptcy or insolvency of investments.

There is no guarantee that the Company will be able to effectively enforce any interests it may have in the Company’s investments. A bankruptcy or other similar event related to an investment of CordovaCann that precludes a party from performing its obligations under an agreement may have a material adverse effect on the Company. Furthermore, as an equity investor, should an investment have insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

Research and market development.

Although the Company, itself and through its investments, is committed to researching and developing new markets and products and improving existing products, there can be no assurances that such research and market development activities will prove profitable or that the resulting markets and/or products, if any, will be commercially viable or successfully produced and marketed.

The Company must rely largely on its own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the medical and recreational cannabis industry in North America.

The Company is operating its business in a relatively new medical and recreational cannabis industry and market. Accordingly, there are no assurances that this industry and market will continue to exist or grow as currently estimated or anticipated, or function and evolve in a manner consistent with management’s expectations and assumptions. Any event or circumstance that affects the recreational or medical cannabis industry or market could have a material adverse effect on the Company’s business, financial condition and results of operations. Due to the early stage of the regulated cannabis industry, forecasts regarding the size of the industry and the sales of products by the Company’s investments are inherently difficult to prepare with a high degree of accuracy and reliability. A failure in the demand for products to materialize as a result of competition, technological change or other factors could have a material adverse effect on the business, results of operations and financial condition of the Company’s investments, and consequently, the Company.

Reliance on management.

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. Qualified individuals are in high demand, and the Company may incur significant costs to attract and retain them. In addition, the Company’s lean management structure may be strained as the Company pursues growth opportunities in the future. The loss of the services of such individuals or an inability to attract other suitably qualified persons when needed, could have a material adverse effect on the Company’s ability to execute on its business plan and strategy, and the Company may be unable to find adequate replacements on a timely basis, or at all.

CordovaCann’s future success depends substantially on the continued services of its executive officers, consultants and advisors. If one or more of its executive officers or key personnel were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. In addition, if any of its executive officers or key employees joins a competitor or forms a competing Company, the Company may lose know-how, key professionals and staff members. These executive officers and key employees could compete with and take customers away which could materially and adversely affect the Company’s prospects, financial performance and results of operations.

Operation permits and authorizations.

The Company’s investments may not be able to obtain or maintain the necessary licenses, permits, authorizations or accreditations, or may only be able to do so at great cost, to operate their respective businesses. In addition, the Company’s investments may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Failure to comply with or to obtain the necessary licenses, permits, authorizations or accreditations could result in restrictions on an investment’s ability to operate in the cannabis industry, which could have a material adverse effect on the Company’s business.

Litigation.

CordovaCann may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant resources. Litigation may also create a negative perception of the Company.

Liability, enforcement complaints, etc.

CordovaCann’s participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by various federal, state, or local governmental authorities into or against the Company or its investments. Litigation, complaints, and enforcement actions involving either of the Company or its investments could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Product liability.

Certain of the Company’s investments manufacture, process and/or distribute products designed to be ingested by humans, and therefore face an inherent risk of exposure to product liability claims, regulatory action and litigation if products are alleged to have caused significant loss or injury. In addition, previously unknown adverse reactions resulting from human consumption of cannabis alone or in combination with other medications or substances could occur. A product liability claim or regulatory action against an investment entity of CordovaCann could result in increased costs, could adversely affect the Company’s reputation, and could have a material adverse effect on the results of operations and financial condition of the Company.

Reliance on key inputs.

The cultivation, extraction and processing of cannabis and derivative products is dependent on a number of key inputs and their related costs including raw materials, electricity, water and other local utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact the business, financial condition and operating results of the Company’s investments. Some of these inputs may only be available from a single supplier or a limited group of suppliers. If a sole source supplier was to go out of business, the relevant investment entity might be unable to find a replacement for such source in a timely manner or at all. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on the business, financial condition and operating results of an investment, and consequently, the Company.

Price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continuing fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares of CordovaCann will be subject to market trends generally, notwithstanding any potential success of CordovaCann in creating revenues, cash flows or earnings. The value of the Common Shares would be affected by such volatility. An active public market for the Company’s Common Shares might not develop or be sustained. If an active public market for the Company’s Common Shares does not develop, the liquidity of a shareholder’s investment may be limited and the share price may decline.

Management of growth.

CordovaCann may experience a period of significant growth in the number of personnel that may place a strain upon its management systems and resources. Its future will depend in part on the ability of its officers and other key personnel to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage the workforce. CordovaCann’s current and planned personnel, systems, procedures and controls may be inadequate to support its future operations.

Dividends.

CordovaCann has not paid dividends in the past, and the Company does not anticipate paying any dividends in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Any decision to declare and pay dividends in the future will be made at the discretion of the Company’s Board of Directors and will depend on, among other things, financial results, cash requirements, contractual restrictions and other factors that the Company’s Board of Directors may deem relevant. As a result, investors may not receive any return on an investment in the Common Shares unless they sell their Common Shares for a price greater than that which such investors paid for them.

Risk factors related to dilution.

The Company may issue additional securities in the future, which may dilute a shareholder’s holdings in the Company. The Company’s articles permit the issuance of an unlimited number of Common Shares. The Directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on the exercise of options under the Company’s Option Plan and upon the exercise of outstanding warrants.

Intellectual property and proprietary protection.

The success of the Company will depend, in part, on the ability of the Company and the Company’s investments to maintain, enhance and protect its intellectual property, including various existing and potential proprietary techniques and processes. The Company and the Company’s investments may be vulnerable to competitors who develop competing technology, whether independently or as a result of acquiring access to the proprietary products and trade secrets of the Company or the Company’s investments. In addition, effective future patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries and may be unenforceable under the laws of certain jurisdictions.

The Company relies on a combination of laws and contractual provisions to establish and protect its rights in it intellectual property. There can be no assurance that the steps taken to protect proprietary rights will be adequate to deter misappropriation of intellectual property or technology. The Company may face claims alleging infringement of intellectual property rights held by others. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, result in injunctions, temporary restraining orders and/or require the payment of damages. An adverse determination in legal proceedings, a costly litigation process or a costly settlement could have a material adverse effect on the Company’s business, prospects, revenues, operating results and financial condition.

Insurance coverage.

CordovaCann currently does not have insurance coverage. The Company is likely to require insurance coverage in the future. There can be no assurance that adequate insurance coverage will be available to the Company in the future, or that if available, that such insurance will be obtainable by the Company at a commercially justifiable premium. There also can be no assurance that any insurance coverage obtained by the Company will be sufficient to cover claims to which the Company may become subject. If insurance coverage is unavailable to cover any such claims, the Company’s financial resources, results of operations and prospects could be adversely affected. If the Company were to incur substantial liability and such damages were in excess of policy limits, there could be a material adverse effect on the Company’s business, financial condition and results of operations.

Operational risks.

CordovaCann and its investments may be affected by a number of operational risks and may not be adequately insured for certain risks, including: labour disputes; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s investments’ properties, grow facilities and extraction facilities, personal injury or death, environmental damage, adverse impacts on the Company’s investments’ operations, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on the Company’s future cash flows, earnings and financial condition on the Company. Also, the Company’s investments may be subject to or affected by liability or sustain loss for certain risks and hazards against which they may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Costs of maintaining a public listing.

As a public Company, there are costs associated with legal, accounting and other expenses related to regulatory compliance. Securities legislation and the rules and policies of securities exchanges require listed companies to, among other things, adopt corporate governance and related practices, and to continuously prepare and disclose material information, all of which add to an Company’s legal and financial compliance costs. CordovaCann may also elect to devote greater resources than it otherwise would have on communication and other activities typically considered important by publicly traded companies.

Holding Company.

CordovaCann is a holding Company and essentially all of its assets are the capital stock of its material subsidiaries. As a result, investors in CordovaCann are subject to the risks attributable to its subsidiaries. Consequently, CordovaCann’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and investments and the distribution of those earnings to CordovaCann. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt arrangements. In the event of a bankruptcy, liquidation or reorganization of any of CordovaCann’s material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before CordovaCann.

Difficulty implementing business strategy.

The growth and expansion of the Company is heavily dependent upon the successful implementation of its business strategy. There can be no assurance that the Company will be successful in the implementation of its business strategy.

Conflicts of interest.

Certain of the Company’s directors and officers are, and may continue to be, involved in other business ventures through their direct and indirect participation in, among other things, corporations, partnerships and joint ventures, that may become potential competitors of the technologies, products and services the Company intends to provide. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from the Company’s interests. In accordance with applicable corporate law, directors who have a material interest in or who are parties to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the transaction. In addition, the directors and officers are required to act honestly and in good faith with a view to the Company’s best interests. However, in conflict of interest situations, the Company’s directors and officers may owe the same duty to another Company and will need to balance their competing interests with their duties to the Company. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavourable to the Company.

Previous operations.

The Company recently changed its focus from the identification and evaluation of assets for purchase in the media, technology and consumer industries, to a provider of services and investment capital to companies in the cannabis sector. The Company also changed its name on January 3, 2018 from “LiveReel Media Corporation” to “CordovaCann Corp.”. While the Company has now divested all of its assets relating to its previous business, there is no guarantee that liabilities relating to the previous business will not negatively impact the Company’s current or future operations or financial performance. Management is not aware of any liabilities relating to its previous business operations.

Resale of Common Shares.

Although the Common Shares are listed on the OTCQB and conditional approval for the listing of the Common Shares has been obtained from the CSE, there can be no assurance that an active and liquid market for the Common Shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company. In addition, there can be no assurance that the publicly-traded stock price of the Company will be high enough to create a positive return for investors. Further, there can be no assurance that the Common Shares will be sufficiently liquid so as to permit investors to sell their position in the Company without adversely affecting the stock price. In such event, the probability of resale of the Common Shares would be diminished.

Forward Looking Statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects the Company’s current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by the Company’s forward-looking statements.

Risks and uncertainties include, but are not limited to:
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lack of substantial operating history;
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the impact of competition; and
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the enforceability of legal rights.

Important factors that could cause the actual results to differ from materially from the Company’s expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management Discussion and Analysis for the fiscal 2017 year, a copy of which has been filed on EDGAR and SEDAR. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

CordovaCann is committed to assembling a premier cannabis business with a vision to becoming a worldwide industry leader. The Company is focused on working with leading cannabis production and processing operators in key jurisdictions that will enable CordovaCann to serve national and international markets that have legal and regulated medical and/or recreational cannabis industries. The Company intends to leverage its production and processing investments to establish a platform that provides consistent formulations of products that provide effective and predictable experiences to end consumers and patients.

CordovaCann has entered into strategic relationships and investments with cannabis operators in Colorado, Oregon, Nevada and California. The Company will provide a variety of resources and services to these respective operators including, but not limited to: capital commitments, strategic positioning, brand development, best operating practices, access to intellectual property, administrative assistance, and general business consulting. Over the next twelve months, CordovaCann is focused on growing the operations of these strategic relationships. Moving forward, the Company will also seek partnerships with cannabis operators in key legal markets not currently served by CordovaCann, as well as seek to expand operations in those markets where the Company already has a presence. CordovaCann plans to immediately develop various end products for distribution in each of its current markets as well as to service other brands and intellectual property owners with its growing processing and manufacturing platforms with a view to allowing these clients and prospective clients to gain access to our channels to market and to also generate additional revenue for the Company. The platform that the Company is building will seek to ensure that the end products are consistent across all jurisdictions by maintaining strict and professional standard operating procedures covering everything from marketing, sales, packaging, and branding through to the ultimate end user experience.

Over the longer-term, CordovaCann will focus on continuing to expand its reach into additional legal markets, with an increasing focus on international operations. The Company expects to organically build and forge strategic relationships with cannabis producers and processors in North America, South America, Europe, and Asia, but expects it should also be able to serve these markets through the export of products from Canada where legal. As the Company works to penetrate each of these markets with its branded products, the Company will likely develop and/or acquire new brands and products to further leverage its channels to market through the broadening of its product offerings. Additionally, CordovaCann may invest in additional parts of the cannabis value chain such as distribution and retail dispensaries, in markets where such assets are legal and provide a competitive advantage and significant operating leverage for the Company.

Results of Operations

	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
	$	$	$	$
Revenue	8,819	-	8,819	-
Cost of Sales	3,560	-	5,433	-
Gross Profit	5,259	-	3,386	-

Total Expenses	1,893,341	20,962	2,727,760	61,255
Net Loss	(1,888,082)	(20,962)	(2,724,374)	(61,255)
Net Loss Per Share	(0.051)	(0.001)	(0.090)	(0.003)

Comprehensive Loss	(1,888,017)	(20,962)	(2,724,309)	(61,255)

Revenue

During the three and nine months ended March 31, 2018 the Company generated $8,819 in revenue from the rental of cannabis-related equipment as compared to $nil for the three and nine months ended March 31, 2017.

Cost of sales for the three and nine month periods ended March 31, 2018 was $3,560 and $5,433, respectively, as compared to $nil for the three and nine months ended March 31, 2017. Cost of sales is the result of depreciation expense on its cannabis-related equipment.

Gross profit for the three and nine month periods ended March 31, 2018 was $5,259 and $3,386, respectively, as compared to $nil for the three and nine months ended March 31, 2017.

Expenses

The overall analysis of the expenses is as follows:
	Three Months Ended March 31, 2018	Three Months Ended March 31, 2017	Nine Months Ended March 31, 2018	Nine Months Ended March 31, 2017
	$	$	$	$
Consulting fees	203,423	-	433,574	-
Share based compensation	1,890,709	-	2,040,573	-
Legal and professional fees	34,113	2,000	53,523	5,750
Shareholders information	20,833	4,876	36,189	14,196
Office and general	67,524	-	96,205	240
Financing costs	-	14,086	14,877	41,069
Exclusivity fee	27,059	-	27,059	-
Reversal of settlement of debt	(382,704)	-	-	-
Foreign exchange	32,384	-	25,760	-
	1,893,341	20,962	2,727,760	61,255

Consulting Fees

Consulting fees during the three and nine month periods ended March 31, 2018 were $203,423 and $433,574, respectively, as compared to $nil for the three and nine months ended March 31, 2017. Consulting fees increased due to the hiring of consultants during the nine months ended March 31, 2018 as a result of the Company’s new focus in the cannabis industry.

Share Based Compensation

Share based compensation for the three and nine month periods ended March 31, 2018 were $1,890,709 and 2,040,573, respectively, as compared to $nil for the three and nine months ended March 31, 2017. The share based compensation was the result of options and warrants issued under the stock option plan and as part of new consulting agreements during the nine months ended March 31, 2018.

Legal and Professional Fees

Legal and professional fees during the three and nine month periods ended March 31, 2018 were $34,113 and $53,523, respectively, as compared to $2,000 and $5,750 for the three and nine month periods ended March 31, 2017. Professional fees consisted of legal and audit fees. The increase in legal and professional fees during the three and nine months ended March 31, 2018 was due to an increase in legal fees related to preparation for the Company’s annual and special meeting and its new focus and business operations in the cannabis industry.

Shareholder Information

Shareholder information costs during the three and nine month periods ended March 31, 2018 were $20,833 and $36,189, respectively, as compared to $4,876 and $14,196 for the three and nine month periods ended March 31, 2017. Shareholder information costs for the three and nine months ended March 31, 2018 and 2017 comprised of annual general meeting accruals and costs, transfer agent fees and related filing fees. The increase in fees is due to the Company’s annual and special meeting and its increased business operations.

Office and General

Office and general costs during the three and nine month periods ended March 31, 2018 were $67,524 and $96,205, respectively, and as compared to $nil and $240 for the three and nine month periods ended March 31, 2017. Office and general costs for the three and nine months ended March 31, 2018 were comprised primarily of travel related expenses incurred by the Company’s employees and consultants.

Financing Costs

During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877, respectively, on loans due to related parties as compared to $14,086 and $41,069, respectively, for the three and nine month periods ended March 31, 2017. The decrease is due to the settlement of the related party loans during the nine months ended March 31, 2018.

Exclusivity Fee

On March 7, 2018, the Company entered into a memorandum of understanding (the “MOU”) with a third party which granted the Company exclusivity on a transaction to acquire a majority stake in real estate and intellectual property assets owned by the third party. Under the terms of the MOU, the Company agreed to pay the third party up to USD $100,000 for such exclusivity. During the three and nine months ended March 31, 2018, the Company paid USD $21,400 to the third party and expensed $27,059 (2017 – $nil) as an exclusivity fee.

Reversal of Settlement of Debt

On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 Common Shares of the Company at a price of $0.05 per share. The amount allocated to shareholders’ equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders’ equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017.

Foreign Exchange

Foreign exchange loss for the three and nine month periods ended March 31, 2018 amounted to $32,384 and $25,760, respectively, as compared to $nil for three and nine months ended March 31, 2017. The loss for the three and nine months ended March 31, 2018 is the result of an increase in transactions based in United States Dollars.

Net Loss and Comprehensive Loss

Net loss for the three and nine month periods ended March 31, 2018 were $1,888,082 and $2,724,374, respectively, as compared to $20,962 and $61,255 for the three and nine month periods ended March 31, 2017.

Comprehensive loss for the three and nine month periods ended March 31, 2018 were $1,888,017 and $2,724,309, respectively, as compared to $20,962 and $61,255 for the three and nine month periods ended March 31, 2017.

Liquidity and Capital Resources

Working Capital

At March 31, 2018, the Company had a working capital of $459,026 as compared to a working capital deficit of $626,476 at June 30, 2017. Cash at March 31, 2018 was $656,724 as compared to $nil at June 30, 2017; the increase is due to funds being received during the nine month period as a result of private placements. Receivables at March 31, 2018 was $8,993 as compared to $nil at June 30, 2017. Prepaid expense at March 31, 2018 was $118,093 as compared to $6,756 at June 30, 2017. At March 31, 2018, the Company had equipment assets of $127,318 as compared to $nil at June 30, 2017.

At March 31, 2018, the Company had accounts payable and accrued liabilities of $105,714 (June 30, 2017 - $88,415), due to related parties of $219,070 (June 30, 2017 - $170,170) and related party notes payable of $nil (June 30, 2017 - $374,647). The decrease in current liabilities is the result of settlements and repayments with the related parties and shareholders.

With the continued funding from equity and debt issuances, the Company believes it will able to meet its cash requirements in the upcoming fiscal year.

Capital Stock

During the nine month period ended March 31, 2018, the Company had the following Common Share transactions:

●
On October 19, 2017, the Shareholder Loan in the amount of $384,055 was settled with the issuance of 7,681,110 common shares of the Company at a price of $0.05 per share. The amount allocated to shareholders' equity, based on the fair value, amounted to $766,759 and the balance of $382,704 was recorded to shareholders' equity. For the three months ended March 31, 2018, the Company reversed the loss on settlement of $382,704 that was recorded during the three and six months ended December 31, 2017;

●
On December 14, 2017, the Company issued 5,532,500 Common Shares valued at $0.10 per share as part of a private placement for total gross proceeds of $553,250; of which $533,250 was received in cash and $20,000 was issued pursuant to a consulting agreement; and

●
On March 12, 2018, the Company issued 890,074 Common Shares valued at $1.08 per share as part of a private placement for total gross proceeds of $959,251, all of which was received in cash.

During the nine month period ended March 31, 2017, the Company had no Common Share transactions.

Warrants

On November 1, 2017 and in connection to a consulting agreement with a Director and Officer of the Company, the Company issued warrants for the purchase of 3,000,000 common shares of the Company exercisable until October 31, 2019 at an exercise price of $0.10 per share. On issuance, warrants for the purchase of 1,000,000 common shares vested immediately and the remaining 2,000,000 vested subsequent to March 31, 2018. The fair value of these issued warrants of $144,775 was determined using the Black Scholes option-pricing model. For the three month period ended March 31, 2018, the Company recorded a net gain of $20,346 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $79,625 of the fair value of the warrants as stock based compensation.

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.15 per share. On issuance, warrants for the purchase of 250,000 common shares vested immediately, 250,000 vested during the three months ended December 31, 2017 and the remaining 250,000 vested subsequent to March 31, 2018. The fair value of these issued warrants of $23,162 was determined using the Black Scholes option-pricing model. For the three month period ended March 31, 2018, the Company recorded a net gain of $26,731 on the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil). The gain is the result of the expense amount for the period being offset by an adjustment to the fair value of the warrants as they were revalued using updated volatility assumptions. For the nine month period ended March 31, 2018, the Company expensed $23,162 of the fair value of the warrants as stock based compensation (March 31, 2017 – $nil).

On November 1, 2017 and in connection to a consulting agreement, the Company issued warrants for the purchase of 250,000 common shares of the Company exercisable until April 30, 2019 at an exercise price of $0.10 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $10,593 was determined using the Black Scholes option-pricing model. For the three and nine month periods ended March 31, 2018, the Company expensed $nil and $2,648, respectively, of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 9, 2018 and in connection to a consulting agreement with a Director and Officer of the Company, the Company issued warrants for the purchase of 1,500,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting immediately upon issuance. The fair value of these issued warrants of $828,651 was determined using the Black Scholes option-pricing model. During the three and nine month periods ended March 31, 2018, the Company fully expensed $828,651 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 9, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 750,000 common shares of the Company exercisable until March 8, 2020 at an exercise price of $1.15 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $414,325 was determined using the Black Scholes option-pricing model. During the three and nine month periods ended March 31, 2018, the Company expensed $207,162 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

On March 15, 2018 and in connection to a consulting agreement, the Company issued warrants for the purchase of 400,000 common shares of the Company exercisable until September 14, 2019 at an exercise price of $1.45 per share, such warrants vesting upon the consultant meeting certain deliverables as set forth in the consulting agreement. The fair value of these issued warrants of $238,808 was determined using the Black Scholes option-pricing model. During the three and nine months ended March 31, 2018, the Company expensed $89,553 of the fair value of the warrants which has been recorded as stock based compensation (March 31, 2017 – $nil).

Options

On November 22, 2017, the Company’s shareholders approved and the Company adopted a new rolling stock option plan (the “Option Plan”), under which the Board of Directors may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Company. Pursuant to the Option Plan, the Company may issue options for such period and exercise price as may be determined by the Board of Directors, and in any case not exceeding ten (10) years from the date of grant with the total options issued under the Option Plan not exceeding ten percent (10%) of the common shares of the Company, outstanding at the time of the granting of such options. The minimum exercise price of an option granted under the Option plan must not be less than the market value of the common shares on the date such option is granted.

On January 16, 2018, the Company issued options for the purchase of 1,000,000 common shares of the Company exercisable until January 15, 2021 at an exercise price of $0.40 per share. The options fully vested on issuance and the fair value of $256,447 was determined using the Black Scholes option-pricing model.

On March 9, 2018, the Company issued options for the purchase of 750,000 common shares of the Company exercisable until March 8, 2021 at an exercise price of $1.15 per share. The options fully vested on issuance and the fair value of $553,325 was determined using the Black Scholes option-pricing model.

During the three and nine months ended March 31, 2018, the Company fully expensed $809,772 of the fair value of the options as a result of the issuances which have been recorded as stock based compensation (March 31, 2017 – $nil).

Restatement of Financial Statements

These restated unaudited condensed interim consolidated financial statements of the company as at March 31, 2018 and for the periods then ended have been restated to correct material errors in its prior filing. Details of the restatement are as follows:

a)
Amounts owing to a director of the Company as at March 31, 2018 were reclassified from accounts payable and accrued liabilities to due to related parties. The amount of the reclassification was $52,141;

b)
The difference between the fair value of the common shares issued for settlement of the Shareholder Loan and the carrying value of the Shareholder Loan was originally recorded as a loss on settlement of $382,704 in the unaudited condensed interim consolidated statements of operations and comprehensive loss rather than as an equity adjustment. As a result of the change, share capital has decreased by $382,704 and the loss on settlement of debt and net loss for the periods thereto have been decreased by $382,704; and

c)
The warrants and options issued by the Company during the nine months ended March 31, 2018 were originally recorded using an estimated volatility that was not representative of future volatility of the Company. As a result of the recalculation of future volatility, stock based compensation and contributed surplus was reduced by $1,077,596.

Key Contractual Obligations

There are no key contractual obligations as at March 31, 2018.

Off Balance Sheet Arrangements

As at March 31, 2018, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with Related Parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount which is the amount of consideration established by and agreed to by the related parties. Related party transactions for the three and nine month periods ended March 31, 2018 and 2017 and balances as at those dates, not disclosed elsewhere in these unaudited condensed interim consolidated financial statements are:

a)
During the three and nine month periods ended March 31, 2018, the Company accrued interest of $nil and $14,877 (2017 - $14,086 and $41,069), respectively, on loans due to related parties (see note 8);

b)
During the three and nine month periods ended March 31, 2018, the Company received $nil and $1,540 (2017 – $nil and $1,359), respectively, in advances from related parties, for working capital purposes;

c)
During the three and nine month periods ended March 31, 2018, the Company repaid $nil and $166,835 (2017 – $nil), respectively, of related party advances;

d)
During the three and nine month periods ended March 31, 2018, the Company purchased equipment valued at $nil and $37,457 (2017 – $nil), respectively, from a corporation related by virtue of a common officer and a director;

e)
During the three and nine month periods ended March 31, 2018, the Company expensed $171,646 and $325,032 (2017 - $nil), respectively, in fees payable to Officers and Directors of the Company and in fees payable to a corporation related by virtue of a common officer and director. As at March 31, 2018, the Company has a prepaid expense amount paid to the related corporation in the amount of $108,960; and

f)
During the three and nine month periods ended March 31, 2018, the Company expensed $19,666 and $28,162 (2017 - $nil), respectively, in travel and entertainment expenses incurred by Officers and Directors of the Company.

Financial and Derivative Instruments

The Company, through its financial assets and liabilities, is exposed to various risks. The Company has established policies and procedures to manage these risks, with the objective of minimizing any adverse effect that changes in these variables could have on the unaudited condensed interim consolidated financial statements. The following analysis provides a measurement of risks as at March 31, 2018:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is not exposed to any significant credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due within one year. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At March 31, 2018, there is substantial doubt about the Company’s ability to continue as a going concern primarily due to its history of losses. Liquidity risk continues to be a key concern in the development of future operations.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rates on all of the Company’s existing debt are fixed, and therefore it is not currently subject to any significant cash flow interest rate risk.

The functional currency of the Company is the Canadian Dollar. Currency risk arises because the amount of the local currency expenses, cash flows and payables for transactions denominated in foreign currencies may vary due to changes in exchange rates.

The most significant currency exposure arises from changes in the Canadian Dollar to United States Dollar exchange rate. The effect of a 10% change in the United States Dollar against the Canadian Dollar at the reporting date, had all other variables remained constant, would have resulted in a loss of $90,902 for the period. As at March 31, 2018, the Company did not hedge any currency exposures.

The Company’s operations do not involve the direct input or output of any commodities and therefore it is not subject to any significant commodity price risk. In addition, the Company does not have any equity investment in other listed public companies, and therefore it is not subject to any significant stock market price risk.

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible”. The interest rates on all of the Company’s existing interest bearing debt are fixed. Sensitivity to a plus or minus 25 basis points change in rates would not significantly affect the fair value of this debt.

The Company never entered into and did not have at the end of the period ended March 31, 2018, any foreign currency hedge contracts.

Critical Accounting Estimates

These unaudited condensed interim consolidated financial statements have been prepared using the same accounting policies, significant accounting judgments and estimates, and methods of computation as the annual consolidated financial statements of the Company as at and for the year ended June 30, 2017, as described in Note 3 of those financial statements.

Standards Adopted During the Period

Leases

The Company records income as a result of an operating leases. The Company presents its assets subject to the operating leases in its statement of financial position. The Company recognizes income from its operating leases on a straight-line basis over the lease terms, unless another systematic basis better represents the time pattern in which the economic benefits in the leased asset diminish.
Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our Audit Committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report based on the 2013 framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current Outlook

Management is taking an active approach to examining business opportunities in the cannabis industry that could enhance shareholder returns.

Public Securities Filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission and can be viewed at www.edgar.gov.